OMB APPROVAL
          UNITED STATES                          OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION               Expires:      February 29, 2009
      Washington, D.C. 20549                     Estimated average burden hours
                                                 per response. . . . . . . 14.5

                                  -------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-102)
                                (Amendment No. 5)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934



                               PNG Ventures, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69350G303
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                   Attention: Richard Gashler, General Counsel
                                  212-603-5700

                                 With a Copy to:
                               Eleazer Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10019
                                  212-756-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 24, 2008
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 2 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg PNG Investments LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 1,400,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 200,000 shares of Common Stock issuable upon the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                          5,600,000 shares of Common Stock (See Item 4 below)

                          $55,928.57 principal amount of a 12%
                          Convertible Promissory Note of Issuer
                          convertible into 621,429 shares of Common
                          Stock (See Item 4 below)

                          $3,188,235 principal amount of 15%
                          Subordinated Convertible Promissory Notes of
                          Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common
                          Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          200,000 shares of Common Stock issuable upon the exchange of the Amended and Restated Senior Secured
                          Convertible Exchangeable Note of Earth Biofuels, Inc.
                          (See Item 4 below)

                          5,600,000 shares of Common Stock (See Item 4 below)

                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

   WITH
                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,400,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 200,000 shares of Common Stock issuable upon the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              5,600,000 shares of Common Stock (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See
              Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              66.86% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 3 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Master Investments Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 1,400,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 200,000 shares of Common Stock issuable upon the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                          5,600,000 shares of Common Stock (See Item 4 below)

                          $55,928.57 principal amount of a 12%
                          Convertible Promissory Note of Issuer
                          convertible into 621,429 shares of Common
                          Stock (See Item 4 below)

                          $3,188,235 principal amount of 15%
                          Subordinated Convertible Promissory Notes of
                          Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common
                          Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          200,000 shares of Common Stock issuable upon the exchange of the Amended and Restated Senior Secured
                          Convertible Exchangeable Note of Earth Biofuels,
                          Inc. (See Item 4 below)

                          5,600,000 shares of Common Stock (See Item 4 below)

                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

   WITH

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,400,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 200,000 shares of Common Stock issuable upon the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              5,600,000 shares of Common Stock (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See
              Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              66.86% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 4 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Sandell Asset Management Corp.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 1,400,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 200,000 shares of Common Stock issuable upon the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                          5,600,000 shares of Common Stock (See Item 4 below)

                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common
                          Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          200,000 shares of Common Stock issuable upon the exchange of the Amended and Restated Senior Secured
                          Convertible Exchangeable Note of Earth Biofuels, Inc.
                          (See Item 4 below)

                          5,600,000 shares of Common Stock (See Item 4 below)

                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)


                          $3,188,235 principal amount of 15%
                          Subordinated Convertible Promissory Notes of
                          Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,400,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 200,000 shares of Common Stock issuable upon the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              5,600,000 shares of Common Stock (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See
              Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              66.86% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 5 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 1,400,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 200,000 shares of Common Stock issuable upon the of the Amended and Restated Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                          5,600,000 shares of Common Stock (See Item 4 below)

                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common
                          Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          200,000 shares of Common Stock issuable upon the exchange of the Amended and Restated Senior Secured
                          Convertible Exchangeable Note of Earth Biofuels, Inc.
                          (See Item 4 below)

                          5,600,000 shares of Common Stock (See Item 4 below)

                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

   WITH
                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,400,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 200,000 shares of Common Stock issuable upon the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              5,600,000 shares of Common Stock (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See
              Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              66.86%  (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 6 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Holdings Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 1,400,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 200,000 shares of Common Stock issuable upon the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                          5,600,000 shares of Common Stock (See Item 4 below)

                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common
                          Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          200,000 shares of Common Stock issuable upon the exchange of the Amended and Restated Senior Secured
                          Convertible Exchangeable Note of Earth Biofuels, Inc.
                          (See Item 4 below)

                          5,600,000 shares of Common Stock (See Item 4 below)

                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

   WITH


                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,400,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 200,000 shares of Common Stock issuable upon either the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              5,600,000 shares of Common Stock (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See
              Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              66.86% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 7 of 10 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Thomas E. Sandell
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Sweden
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 1,400,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 200,000 shares of Common Stock issuable upon the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

                          5,600,000 shares of Common Stock (See Item 4 below)

                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common
                          Stock (See Item 4 below)
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER
                          200,000 shares of Common Stock issuable upon the exchange of the Amended and Restated Senior Secured
                          Convertible Exchangeable Note of Earth Biofuels, Inc.
                          (See Item 4 below)

                          5,600,000 shares of Common Stock (See Item 4 below)

                          $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

   WITH
                          $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

                          Warrants exercisable into 797,059 shares of Common Stock (See Item 4 below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,400,000 shares of Common Stock pursuant to irrevocable proxy of Earth Biofuels, Inc. (includes the 200,000 shares of Common Stock issuable upon the exchange of the Amended and Restated Senior Secured Convertible Exchangeable Note of Earth Biofuels, Inc.) (See Item 4 below)

              5,600,000 shares of Common Stock (See Item 4 below)

              $55,928.57 principal amount of a 12% Convertible Promissory Note of Issuer convertible into 621,429 shares of Common Stock (See Item 4 below)

              $3,188,235 principal amount of 15% Subordinated Convertible Promissory Notes of Issuer convertible into 318,824 shares of Common Stock (See Item 4 below)

              Warrants exercisable into 797,059 shares of Common Stock (See
              Item 4 below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              66.86% (See Item 4 below)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 8 of 10 Pages
----------------------------                        ----------------------------

     Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 5") amends the Schedule 13D filed on July 10, 2008 [File Number 005-84091] (the "Original Schedule 13D"), as amended by the Schedule 13D/A filed on August 8, 2008 (the "Amendment No. 1"), as amended by the Schedule 13D/A filed on August 23, 2008 (the "Amendment No. 2"), as amended by the Schedule 13D/A filed on October 22, 2008 (the "Amendment No. 3.") and as amended by the
Schedule 13D/A filed on November 14, 2008 (the "Amendment No. 4"), and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the "Amended Schedule 13D").

     This Amendment No. 5 is being filed by Castlerigg PNG Investments LLC, a Delaware limited liability company ("Castlerigg LLC"); Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"); Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"); Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"); and Thomas E. Sandell ("Sandell"). Castlerigg LLC, Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, and Sandell are collectively referred to herein as the "Reporting Persons". The filing of this statement on Schedule 13D/A and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Entities to file jointly (the "Joint Filing Agreement") was filed as Appendix II to the Original Schedule 13D.

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Amended Schedule 13D is being amended by adding the following:

     On December 24, 2008, Castlerigg LLC and EBOF entered into an Amendment and Exchange Agreement (the "December 2008 Amendment and Exchange Agreement") (a copy of which is referenced as Exhibit 18 hereto which incorporates by reference
Exhibit 10.1 to the Form 8-K filed by EBOF on December 29, 2008) and consummated the transactions contemplated thereby, pursuant to which Castlerigg LLC agreed, among other things:

            (A) to exchange $26,000,000 of the Amended EBOF-Castlerigg Note for a senior secured convertible note in the aggregate principal amount of $13,235,000 (the "Series C Note"), which is convertible in shares of common stock, par value $0.001 per share, of EBOF, in accordance with the terms thereof and is not exchangeable into Common Stock of the Issuer;

            (B) to require Castlerigg LLC to convert the remaining aggregate principal amount of $5,000,000 of the Amended EBOF-Castlerigg Note in common stock, par value $0.001 per share of EBOF, in whole or in part, at any time at the option of EBOF, subject to the satisfaction of certain equity conditions; and

            (C) to exchange the entire $2,000,000 of the outstanding principal amount of the Series B Senior Secured Convertible Exchangeable Note issued to Castlerigg LLC for a senior secured convertible note in the aggregate principal amount of $1,765,000 (the "Series D Note"), which is convertible in shares of common stock, par value $0.001 per share, of EBOF, in accordance with the terms thereof and is not exchangeable into Common Stock of the Issuer.

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 9 of 10 Pages
----------------------------                        ----------------------------

            The Issuer, certain of its subsidiaries and Castlerigg LLC also entered into a reaffirmation agreement (the "Reaffirmation Agreement") (a copy of which is referenced as Exhibit 19 hereto (which incorporates by reference
Exhibit 10.2 to the Form 8-K filed by EBOF on December 29, 2008), which reaffirmed that the security interest of the notes, including without limitation, of the Amended EBOF-Castlerigg Note and the other Amended and Restated Senior Secured Exchangeable Notes, the Series C Note and the Series D Note, are secured by the security interest in certain assets of EBOF and the stock, equity interests and assets of certain of EBOF's subsidiaries granted by EBOF pursuant to the Amended and Restated Pledge and Security Agreement, dated as of June 25, 2008 by EBOF and EBOF's subsidiaries listed on the signature pages thereto in favor of Castlerigg Master Investments as collateral agent.

            The Series C Note ranks pari passu with the Amended EBOF-Castlerigg Note and the other Amended and Restated Senior Secured Exchangeable Notes and the Series D Note ranks pari passu with the Series B Senior Secured Convertible Exchangeable Notes.

ITEM 5.       INTEREST IN SECURITIES OF  THE ISSUER

Item 5(c) is being amended by adding the following:

       As disclosed in Item 4 above, on November 14, 2008 Castlerigg LLC acquired 5,600,000 PNG Exchange Shares upon the consummation of the Exchange and the Additional Exchange, in each case, at an exchange rate of $10.00 per PNG Exchange Share.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Amended Schedule 13D is being amended by adding the following:

       On December 24, 2008, Castlerigg LLC and EBOF entered into the December 2008 Amendment and Exchange Agreement (a copy of which is referenced as Exhibit 18 hereto (which incorporates by reference Exhibit 10.1 to the Form 8-K filed by EBOF on December 29, 2008) and consummated the transactions contemplated thereby.

            In connection with the transactions contemplated by the December 2008 Amendment and Exchange Agreement, the Reporting Persons also entered into the Reaffirmation Agreement (a copy of which is referenced as Exhibit 19 hereto (which incorporates by reference Exhibit 10.2 to the Form 8-K filed by EBOF on December 29, 2008).

         The Series C Note and the Series D Note are not exchangeable into securities of the Issuer.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Amended Schedule 13D is being amended by adding the following:

18. Amendment and Exchange Agreement, dated as of December 24, 2008, by and between the Issuer and Castlerigg LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by EBOF on December 29, 2008).

19. Reaffirmation Agreement, dated as of December 24, 2008, by and between EBOF and certain of its Subsidiaries and accepted by Castlerigg LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by EBOF on December 29,
2008).



            [The remainder of this page is intentionally left blank]

----------------------------                        ----------------------------
CUSIP No.  69350G303            SCHEDULE 13D        Page 10 of 10 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: December 29, 2008

            CASTLERIGG PNG INVESTMENTS LLC
            By: Castlerigg Master Investments Ltd.,
                its managing member and sole member
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Timothy O'Brien
                ---------------------
                Timothy O'Brien, Authorized Person

            CASTLERIGG MASTER INVESTMENTS LTD.
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Timothy O'Brien
                ---------------------
                Timothy O'Brien, Authorized Person


            SANDELL ASSET MANAGEMENT CORP.

            By: /s/ Timothy O'Brien
                ---------------------
                Timothy O'Brien, Authorized Person


            CASTLERIGG INTERNATIONAL LIMITED
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Timothy O'Brien
                ---------------------
                Timothy O'Brien, Authorized Person


            CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Timothy O'Brien
                ---------------------
                Timothy O'Brien, Authorized Person


            THOMAS E. SANDELL

            By: /s/ Timothy O'Brien
                ---------------------
                Timothy O'Brien, Authorized Person